UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DHT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
(212) 432-4650
Attention: David Young

Copy to:
Sidley Austin LLP
1501 K Street, NW
Washington, DC 20005
(202) 736-8000
Attention: Kathleen Klaben
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 2 of 8 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,682,558
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,682,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.90%
14.	Type of Reporting Person: OO, IA

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 3 of 8 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,682,558
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,682,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.90%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 4 of 8 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,682,558
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,682,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.90%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 5 of 8 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,682,558
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,682,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.90%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 6 of 8 Pages

Item 1.    Security and Issuer

This Amendment No. 6 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on May 14, 2012, as amended by Amendment No. 1 filed on March 22, 2013, Amendment No. 2 filed on June 17, 2013, Amendment No. 3 filed on November 27, 2013, Amendment No. 4 filed on December 4, 2013 and Amendment No. 5 filed on January 24, 2014 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Shares”), of DHT Holdings, Inc. (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of January 8, 2015:

Reporting Person	Number of Shares Beneficially Owned1	Percentage of Outstanding Shares2
Capital Group	2,682,558	2.90%
Management	2,682,558	2.90%
Mr. Davis	2,682,558	2.90%
Mr. Ulrich	2,682,558	2.90%

1            The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2            The beneficial ownership percentage figure is based upon 92,510,086 Shares outstanding as of December 10, 2014, as reported in the Prospectus on Form 424B3 filed by the Issuer on December 11, 2014.

(c) On January 7, 2015, the Reporting Persons sold 1,750,000 Shares at a weighted average price of $8.0276 per Share. The actual prices for the sales of these Shares ranged from $7.95 to $8.13, inclusive. On January 8, 2015, the Reporting Persons sold 750,000 Shares at a weighted average price of $8.4125 per Share.  The actual prices for the sales of these Shares ranged from $8.30 to $8.55, inclusive. The Reporting Persons undertake to provide upon request by Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price. All of the Shares were sold through a broker on the open market and for the account of Illiquid Opportunities III.  As of January 8, 2015, there were no other transactions in the Shares by the Reporting Persons since the most recent filing of Schedule 13D on January 24, 2014.

(d) Illiquid Opportunities III is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) As of January 7, 2015, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SCHEDULE 13D

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

January 9, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of DHT Holdings, Inc., dated as of January 9, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

January 9, 2015